October 8, 2014

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DE 20549-4631
USA

Dear Mr. O’Brien,

Further to our response letter dated August 29, 2014 to the Staff’s comment letter dated July 22, 2014, the Company provides the following additional response.

Form 20-F for the year ended December 31, 2013

2.      Segment Information, page 135

6.           In future filings, please disclose revenue attributed to individual foreign countries, if material.  Refer to IFRS 8.33.

Response:

The Company confirms that in future filings we will disclose geographical revenues and non-current assets for the United States separately. The other countries currently included within the Americas will be included within “Other”. No country included within Other is individually material. We will continue to monitor individual countries in relation to their materiality thresholds. Since IFRS 8.33 notes that, in addition to the required disclosure for material countries, an entity may provide information about groups of countries, we intend to continue to report Benelux as a group of countries and to provide narrative disclosure indicating that the Benelux revenue and non-current assets relate mainly to the Netherlands.

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In our response, we have agreed to change or supplement the disclosures in our future filings.  We are doing that in the spirit of co-operation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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Yours sincerely,

/s/ Maeve Carton

Maeve Carton
Finance Director

cc:	Jenn Do, Staff Accountant
Jeanne Baker, Assistant Chief Accountant
David Korvin
Jay Ingram, Legal Branch Chief
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Breffni Maguire
(Ernst & Young)